Exhibit 12

Franklin Street Properties Corp.

Calculation of Ratios of Earnings to Fixed Charges

Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	For the Year Ended
(Dollars in thousands)	2016	2015	2014	2013	2012
Earnings
Add:
Income from continuing operations	$8,378	$35,014	$13,148	$17,294	$22,950
Provision for income taxes	418	433	498	480	335
(Earnings) Loss of equity investees	831	1,451	1,760	1,358	(2,033)
Distributed income of equity investees	1,023	107	107	108	2,810
Fixed charges (see below)	26,551	25,432	27,433	21,054	16,068
Subtract:
Interest capitalized	(3)	—	—	—	—
Preferred distributions of consolidated subsidiaries	—	—	—	—	—

Total Earnings	$37,198	$62,437	$42,946	$40,294	$40,130
Fixed Charges:

Interest expensed	26,548	25,432	27,433	21,054	16,068
Interest capitalized	3	—	—	—	—

Interest portion of rent expense which is deemed to be representative of the interest factor	—	—	—	—	—

Total Fixed Charges	$26,551	$25,432	$27,433	$21,054	$16,068
Preferred dividends	—	—	—	—	—
Total combined fixed charges and preferred dividends	$26,551	$25,432	$27,433	$21,054	$16,068

Ratio of earnings to fixed charges	1.40	2.46	1.57	1.91	2.50
Ratio of earnings to combined fixed charges and preferred dividends	1.40	2.46	1.57	1.91	2.50